
October 6, 2023

Greg Endo
Chief Financial Officer
Volcon, Inc.
3121 Eagles Nest Street, Suite 120
Round Rock, TX 78665

   Re: Volcon, Inc.
     Registration Statement on Form S-1
     Filed September 29, 2023
     File No. 333-274800

Dear Greg Endo:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Eranga Dias at 202-551-8107 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Manufacturing